Filed Pursuant to Rule 433
Registration Statement No. 333-213265-01

Market-Linked Step Up Notes Linked to the S&P 500® Index

Issuer	BofA Finance LLC ("BofA Finance")
Guarantor	Bank of America Corporation ("BAC")
Principal Amount	$10.00 per unit
Term	Approximately two years
Market Measure	The S&P 500® Index (Bloomberg symbol: "SPX"), a price return index
Payout Profile at Maturity	• If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment • If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure • 1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk
Step Up Value	[110.00% to 116.00%] of the Starting Value, to be determined on the pricing date
Step Up Payment	[$1.00 to $1.60] per unit, a [10.00% to 16.00%] return over the principal amount, to be determined on the pricing date
Threshold Value	100% of the Starting Value
Interest Payments	None
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/70858/000152041219000925/bac-x4raquhm4bibqo25_2792.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

- Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
- Payments on the notes are subject to the credit risk of BofA Finance and the credit risk of BAC, and actual or perceived changes in the creditworthiness of BofA Finance or BAC are expected to affect the value of the notes. If BofA Finance and BAC become insolvent or are unable to pay their respective obligations, you may lose your entire investment.
- The initial estimated value of the notes on the pricing date will be less than their public offering price.
- If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
- You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.


Notes Return at Maturity
20%
0%
-20%
-20%
0%
20%
Market Measure Movement
Note Return at Maturity
Direct Investment in Market Measure, Excluding Dividends

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-6.00%	$9.40	-6.00%
-3.00%	$9.70	-3.00%
0.00%(1)	$11.30(2)	13.00%
2.00%	$11.30	13.00%
5.00%	$11.30	13.00%
10.00%	$11.30	13.00%
13.00%(3)	$11.30	13.00%
20.00%	$12.00	20.00%
30.00%	$13.00	30.00%
40.00%	$14.00	40.00%
50.00%	$15.00	50.00%
60.00%	$16.00	60.00%

(1) The **hypothetical** percentage change corresponds to the **hypothetical** Threshold Value.

(2) This amount represents the sum of the principal amount and the **hypothetical** Step Up Payment of $1.30.

(3) This **hypothetical** percentage change corresponds to the **hypothetical** Step Up Value.